Filed by Qwest Communications International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.
Commission File No.: 001-10415

The following editorial-page article written by Richard C. Notebaert, Chairman and Chief Executive Officer of Qwest Communications International Inc. ("Qwest" or the "Company" or "we" or "us" or "our") was published by the East Valley Tribune.

    Telecom megamerger will imperil consumer choice

    Richard C. Notebaert is chairman and CEO of Qwest Communications, based in Denver.

    The recently proposed mergers of Verizon/MCI and SBC/AT&T will reshape the telecommunications industry. If completed, they risk turning a competitive marketplace into one dominated by two corporate behemoths controlling up to 80 percent of the market in certain segments, and thus eliminating customer choice.

    The United States Congress, the Federal Communications Commission and Department of Justice are charged with protecting the public interest and they should thoroughly scrutinize these mergers beyond the normal review process.

    These proposed transactions beg the question of whether the U.S. telecommunications system should be dominated by two giant companies — together far larger than the rest of the telecommunications industry — or whether the nation would benefit from a more competitive system.

    My vote is resoundingly for the more competitive system, because this is better for customers. The FCC and DOJ must examine how the proposed Verizon/SBC duopoly might affect price, customer service, innovation and competition. It should also address whether the system would not be better off with at least three vital "single-source" telecommunications providers — companies capable of delivering voice, data and video communications services. The risks of a nationwide telecommunications duopoly are too grave to leave unexamined until after merger approval.

    Certainly, nationwide domination of our telecommunications system by the two largest carriers is not in the public interest.

    There is nothing in these pending transactions that suggests that they will encourage either Verizon/ MCI or SBC/AT&T to compete. Instead, the transactions will almost certainly reduce their need to compete by leaving them the sole contenders for long-term dominance of a market where each has substantial power.

    This could also lead to a drastically decreased focus on customer service and innovation.

    We also must carefully consider the next-generation of communications services such as VoIP and other Internet Protocol-based communications, which will rely heavily on the Internet.

    Two key principles behind the Internet — the lack of centralized control and a diversity of independent operating elements — lead to a more robust and reliable system. The proposed duopoly would immediately reduce the number of independent elements and threaten the viability of the remaining independent elements.

    For all of these reasons, I strongly urge Congress to direct the FCC and DOJ to conduct a thorough investigation and report to Congress on the potential public harm that a duopoly telecommunications system would produce.

        Qwest is releasing the following transcript of a video concerning Qwest's proposed acquisition of MCI, Inc. ("MCI") and the slides used in the video.

VIDEO	AUDIO
(Headlines on SBC-T and VZ-MCI mergers) (Headlines for Q-MCI merger)	FEMALE V/O: The flurry of mergers in the telecommunications industry will redefine the way Americans communicate — more so than any other development in recent years. But not all mergers are alike.
(Stock footage of DC institutions and people using telecommunications products.)
Regulators and policymakers in Washington DC and in states around the nation have a choice between whether these mergers occur rationally, in a way that promotes competition and innovation, or in a way that leads to industry concentration, reducing pricing competition and harming consumers.
(Begin VZ-MCI market share slides)
Verizon's merger with MCI, combined with SBC's merger with AT&T, would move us beyond rationalization, and will result in concentrating power to a new level. It will bring about less choice, less competition and massively increased pricing power.
(Continue VZ-MCI market share slides)
In market after market, in areas that directly affect consumers, businesses and state and local governments, these behemoths would form a duopoly that would dwarf the size of all of the other competitors in the market. Odds are that these conglomerates would not compete head-to-head but would instead flex their muscles to squeeze out smaller competitors, emptying the playing field.
(Run Q-MCI market share slides)
Conversely, Qwest's merger with MCI would dramatically shift the landscape in a positive way that benefits customers and the industry. Rather than a duopoly, Qwest's vision would create a competitive local, long-distance and broadband provider able to compete nationally with the combined SBC and AT&T and Verizon. The Qwest MCI merger will bring much needed balance to an industry that stands at the brink of concentration and duopoly.
(Stock footage of DC, state capitols, smiling faces)
Policymakers are faced with a critical choice. The outcome of this battle concerns more than just corporate bottom lines, but whether we can create a marketplace that provides affordable, innovative communications services that empower residential and small-business customers in the Digital Age.

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Total Consumer Wireline Market Share with a Verizon-MCI Merger

7%	5%	20%	68%
Qwest	Sprint	Other	Verizon-MCI
		(BellSouth and CLECs)	SBC-ATT

NOTE: By subscribers.     SOURCE: IDC Qview (3Q04 data)

Qwest [LOGO]

Spirit of Service

Business Wireline Market Share with a Verizon-MCI Merger

5%	7%	10%	79%
Owest	Sprint	BellSouth	Verizon-MCI
			SBC-ATT

BUSINESS WIRELINE: Business LD, data, local and access revenue derived from business lines, including wholesale and government.

SOURCE: UBS Wireline Telecom Play Book, January 14, 2004 and company SEC filings.

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Spirit of Service

Total Federal Government Market Place with a Verizon-MCI Merger

7%	13%	14%	1%	65%
Owest	Sprint	BellSouth	Level 3	Verizon-MCI
				SBC-ATT

NOTE: Wireline and Wireless     SOURCE: Praxis Solutions Inc., 2005

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Spirit of Service

State and Local Government Market Place with a Verizon-MCI Merger

13%	4%	13%	70%
Owest	Sprint-Nextel	BellSouth	Verizon-MCI
			SBC-ATT

SOURCE: Praxis Solutions Inc., 2005

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Spirit of Service

Total Consumer Wireline Market Share with a Qwest-MCI Merger

12%	39%	25%	5%	20%
Qwest-MCI	SBC-ATT	Verizon	Sprint	Other
				(BellSouth and CLECs)

NOTE: By subscribers.    SOURCE: IDC Qview (3Q04 data)

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Spirit of Service

Business Wireline Market Share with a Qwest-MCI Merger

18%	43%	22%	10%	7%
Qwest-MCI	SBC-ATT	Verizon	BellSouth	Sprint

BUSINESS WIRELINE: Business LD, data, local and access revenue derived from business lines, including wholesale and government.

SOURCE: UBS Wireline Telecom Play Book, January 14, 2004 and company SEC filings.

Qwest [LOGO]

Spirit of Service

Total Federal Government Market Place with a Qwest-MCI Merger

21%	32%	19%	13%	1%	14%
Qwest-MCI	SBC-ATT	Verizon	Sprint	Level 3	BellSouth

NOTE: Wireline and Wireless      SOURCE: Praxis Solutions Inc., 2005

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Spirit of Service

State and Local Government Market Place with a Qwest-MCI Merger

18%	43%	22%	4%	13%
Qwest-MCI	SBC-ATT	Verizon	Sprint-Nextel	BellSouth

SOURCE: Praxis Solutions Inc., 2005

Qwest [LOGO]

Spirit of Service

Additional Information

This material is not a substitute for the prospectus/proxy statement Qwest and MCI would file with the Securities and Exchange Commission if a negotiated agreement with MCI is reached. Investors are urged to read any such prospectus/proxy statement, when available, which would contain important information, including detailed risk factors. The prospectus/proxy statement would be, and other documents filed by Qwest and MCI with the Securities and Exchange Commission are, available free of charge at the SEC's website (www.sec.gov) or by directing a request to Qwest, 1801 California Street, Denver, Colorado, 80202 Attn: Investor Relations; or by directing a request to MCI, 22001 Loudoun County Parkway, Ashburn, Virginia 20147 Attention: Investor Relations.

Qwest is not currently engaged in a solicitation of proxies or consents from its stockholders or from the stockholders of MCI in connection with Qwest's proposed acquisition of MCI. If a proxy or consent solicitation commences, Qwest, MCI, and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. Information about Qwest's directors and executive officers is available in Qwest's proxy statement for its 2004 annual meeting of stockholders, dated April 13, 2004. Information about MCI's directors and executive officers is available in MCI's annual report on Form 10-K for the year ended December 31, 2003. Additional information about the interests of potential participants will be included in the prospectus/proxy statement Qwest and MCI would file if a negotiated agreement with MCI is reached.

Forward Looking Statements Warning

This filing may contain projections and other forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by us with the Securities and Exchange Commission, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including but not limited to: access line losses due to increased competition, including from technology substitution of our access lines with wireless and cable alternatives; our substantial indebtedness, and our inability to complete any efforts to de-lever our balance sheet through asset sales or other transactions; any adverse outcome of the current investigation by the U.S. Attorney's office in Denver into certain matters relating to us; adverse results of increased review and scrutiny by regulatory authorities, media and others (including any internal analyses) of financial reporting issues and practices or otherwise; rapid and significant changes in technology and markets; any adverse developments in commercial disputes or legal proceedings, including any adverse outcome of current or future legal proceedings related to matters that are the subject of governmental investigations, and, to the extent not covered by insurance, if any, our inability to satisfy any resulting obligations from funds available to us, if any; potential fluctuations in quarterly results; volatility of our stock price; intense competition in the markets in which we compete including the likelihood of certain of our competitors emerging from bankruptcy court protection, consolidating with others or otherwise reorganizing their capital structure to more effectively compete against us; changes in demand for our products and services; acceleration of the deployment of advanced new services, such as broadband data, wireless and video services, which could require substantial expenditure of financial and other resources in excess of contemplated levels; higher than anticipated employee levels, capital expenditures and operating expenses; adverse changes in the regulatory or legislative environment affecting our business; and changes in the outcome of future events from the assumed outcome included in our significant accounting policies; our ability to utilize net operating losses in projected amounts; and our inability to provide any assurance as to whether we will be successful in our effort to acquire MCI, whether in the event of an acquisition we realize synergies in the amounts, at the times and at the related costs projected and whether regulatory approvals will be received within the timeframe projected and that such approvals will not be materially adverse to the projected operations of the combined company following the merger.

The information contained in this filing is a statement of Qwest's present intention, belief or expectation and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and Qwest's assumptions. Qwest may change its intention, belief or expectation, at any time and without notice, based upon any changes in such factors, in Qwest's assumptions or otherwise. The cautionary statements contained or referred to in this filing should be considered in connection with any subsequent written or oral forward-looking statements that Qwest or persons acting on its behalf may issue. This filing may include analysts' estimates and other information prepared by third parties for which Qwest assumes no responsibility.

Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements and other statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

By including any information in this filing, Qwest does not necessarily acknowledge that disclosure of such information is required by applicable law or that the information is material.